CURRICULUM VITAE

Michael F. Hoey

Professional Accomplishments

Invented and created robust patent portfolio (see addendum 1,2)

Authored multiple medical publications (see addendum 3)

Founded multiple start-up companies (see addendum 4)

Licensed and developed medical, agricultural, musical and industrial products

Commercialized medical, agricultural, musical and industrial products

Companies based on my technology were acquired (Salient Surgical, Vessix Vascular, Ontek Inc)

Company based on my technology achieved an IPO (NuVasive)

Company based on my technology entered into distribution agreement with large OEM (A.S.I.)

As Chairman, advanced a financial institution from $200M to $2+B (Affinity Plus)

Professional Work

2020-present   Board Director/Advisor, Morari Medical, Maple Grove, MN

2019-present   Founder/Board Director/CTO, Francis Medical, Maple Grove, MN

2018-2019   President/CTO, Francis Medical, Maple Grove, MN

2015-present   General Partner, Solas BioVentures, TN and MN

2008-2018   Chief Technology Officer, NxThera Inc., St. Paul, MN

2005-present   General Manager, Tsunami Development Group, St. Paul, MN

2003-present   Managing Partner, Tsunami MedTech LLC, Tiburon, CA

2002-present   Founder of Medical Technology companies

2001-present   Licensor of Technologies

2004-2005   Vice President of Research and Development (consultant). Enova Medical

2002-present Adjunct Faculty/ University of Minnesota

2002-2004   Chief Technology Officer (consultant), Comedicus Inc

1987-2004   Medical Research, Product Development, and Business Strategy Consultant

1991-2001   Faculty/Program Director, Dept. of Physiology, University of Minnesota

1998-2001   Faculty, Urologic Surgery/Thermal Injury Lab, University of MN

1996-2001   Faculty, Cancer Research Center, University of Minnesota

1997-2005   Faculty, Carlson School of Management, University of Minnesota

1997-2004   Faculty, Institute of Technology, University of Minnesota

1995-2000   Adjunct Faculty, Hamline University, St. Paul, Minnesota

1978-1990   Research Scientist, Dept. of Physiology, University of Minnesota

1983-1990   President, Ontek Inc., Minneapolis, Minnesota

Education

1975 St. John's University, Collegeville, MN – Bachelor's Program, Natural Science

1977 St. Cloud State University, St. Cloud, MN – Master's Program, Medical Microbiology

1989 University of St. Thomas, St. Paul, MN - M.B.A. Program, Executive Management

1997 University of Minnesota, Minneapolis, MN – PhD Program, Physiology

Teaching

1997-2004 Thermal Energy Transfer in Humans - U of M Mechanical Engineering 8201

1997-2005 New Product Design and Business Development - U of M Mechanical

Engineering/Business Administration 8221

2000-2003 Advanced Cardiac Physiology - U of M Physiology 6100

1996-2001 Cardiovascular, Muscle, and Temperature Regulation - U of M Physiology 6501

1990-2001 Laboratory Education – U of M Physiology

1985-2001 Directed Studies in Research and Readings - U of M Physiology

1990-2000 Human Physiology, Animal Physiology - Hamline University

1993-99 Perspectives Course 3100 - U of M Public Health/College of Veterinary Sciences

Board/Committee Service

2020-present Board Member – Morari Medical, Maple Grove, MN

2018-present Board Member – Francis Medical, Maple Grove, MN

2017-present Board Member – PhaseMedica, Maple Grove, MN

2012-2020   Board Member – College of Engineering Advisory Board, U of M, Mpls, MN

2008-2018   Board Director – NxThera Medical, St. Paul, MN

2008-present Board Director – Fraqtal Medical, Palo Alto, CA

2007-present Board Director – Aegea Medical, Redwood City, CA

2005-2012 Board Director – Uptake Medical, Seattle, WA *(plus CTO advising)*

2004-2008 Chief Technology Advisor (SAB) – Enova Medical, St. Paul, MN

2004-2010 Scientific Advisory Board – Minnow Medical, San Diego, CA

2004-present Board Director – Affinity Plus ($2B$^+$ Financial Institution), St. Paul, MN

2003-present Board Director – Tsunami Inc., Tiburon, CA

2003-2005 Board Director – Comedicus, Columbia Heights, MN

2003-2004 Board Director – Qnova Medical, Boston, MA

2002-2004 Chairman of Board – Affinity Plus ($2B$^+$ Financial Institution)

1996-2003 Institutional Review Board - Human Subjects Committee

1998-2002 Chair of Patrick J. Manning Research Awards Committee

1998-1999 Scientific Advisory Board – Tissue Link Medical.

1997-1999 Chairman of Board - Affinity Plus

1993-1997 Chairman of Board - Ontek Inc

1995-1996 Indirect Cost Recovery Committee

1990-1994 University Senate Finance and Planning Board

Professional Licenses

1994-1999 U.S. Drug Enforcement Administration Controlled Substances License/Research
Applications

1994-1999 Minnesota State Board of Pharmacy Controlled Substances License/Research
Applications

1989-1996 American Heart Association Advanced Cardiac Life Support License

Honors

2017 Eureka Innovation Award

2014 Minnesota TEKNE Award

2014 Minnesota Top Innovators Award

1999 Outstanding Research Award - World Congress of Endourology

1998 Research Presentation "Highlighted" at the American Urological Association Conference

1997 Outstanding Research Award - World Congress of Endourology

1997 Certificate of Merit Award - Radiological Society of North America

1996 Outstanding Research Award - World Congress of Endourology

1995 Second Place Research Fellowship Award - World Congress of Endourology (co-author)

1995 American Heart, John Moller Award (co-author)

1994 Northstar Research Innovation Award

1992 Minnesota Medical Foundation, J.J. Kaplan Award (co-author)

1989 Outstanding MBA in Minnesota, City Business Publication

Addendum 1

Patents Granted

1 10,806,502   Systems and methods for treating the prostate

2 10,772,670   Systems and methods for treating prostate cancer

3 10,751,107   Transperineal vapor ablation systems and methods

4	10,702,327	Systems and methods for treating the bladder with condensable vapor
5	10,610,281	Systems and methods for treatment of prostatic tissue
6	10,595,925	Medical system and method of use
7	10,548,653	Methods for delivering energy into a target tissue of a body
8	10,499,973	Medical system and method of use
9	10,390,873	Systems and methods for prostate treatment
10	10,342,593	Vapor ablation systems and methods
11	10,335,222	Induction coil vapor generator
12	10,246,661	Alkoxylated amides, esters, and anti-wear agents in lubricant compositions and racing oil compositions
13	10,194,970	Vapor ablation systems and methods
14	10,106,759	Seal compatibility additive to improve fluoropolymer seal compatibility of lubricant compositions
15	10,093,879	Lubricant composition comprising hindered cyclic amines
16	10,066,186	Lubricating oil compositions containing a halide seal compatibility additive and a second seal compatibility additive
17	9,968,395	Systems and methods for treating the prostate

18 9,943,353 Medical system and method of use

19 9,924,992 Medical system and method of use

20 9,920,275 Alkoxylated amides, esters, and anti-wear agents in lubricant compositions and racing oil compositions

21 9,909,081 Alkoxylated amides, esters, and anti-wear agents in lubricant compositions

22 9,907,599 Medical system and method of use

23 9,902,916 Lubricant composition comprising hindered cyclic amines

24 9,895,185 Systems and methods for prostate treatment

25 9,833,277 Systems and methods for prostate treatment

26 9,688,938 Lubrican composition comprising acyclic hindered amines

27 9,562,208 Sulfonate esters to improve fluoropolymer seal compatibility of lubricant compositions

28 9,526,555 Systems and methods for treatment of prostatic tissue

29 9,468,487 Medical instrument and method of use

30 9,345,507 Systems and methods for treatment of BPH

31 9,340,745 Lubricant composition

32 9,198,708 Systems and methods for prostate treatment

33 9,161,801   Medical system and method of use

34 9,113,858   High pressure and high temperature vapor catheters and systems

35 8,967,083   System and method of sub clinical detecting mastitis

36 8,911,430   Medical probes for the treatment of blood vessels

37 8,858,549   Medical instruments and techniques for treating pulmonary disorders

38 8,802,606   Lubricant composition having improved antiwear properties

39 8,801,702   Systems and methods for treatment of BPH

40 8,721,632   Methods for delivering energy into a target tissue of a body

41 8,632,530   Systems and methods for prostate treatment

42 8,585,692   Systems and methods for treatment of prostatic tissue

43 8,585,645   Treatment with high temperature vapor

44 8,579,893   Medical system and method of use

45 8,579,892   Medical system and method of use

46 8,579,888   Medical probes for the treatment of blood vessels

47 8,444,636   Medical instrument and method of use

48 8,419,723   Methods for treatment of prostatic tissue

49 8,388,611   Systems and methods for treatment of prostatic tissue

50 8,372,065   Systems and methods for treatment of BPH

51 8,273,079   Systems and methods for prostate treatment

52 8,272,383   Systems and methods for male sterilization

53 8,251,985   Systems and methods for treatment of prostatic tissue

54 8,187,269   Medical instruments and techniques for treating pulmonary disorders

55 8,090,436   Tissue discrimination and applications in medical procedures

56 7,993,323   High pressure and high temperature vapor catheters and systems

57 7,892,229   Medical instruments and techniques for treating pulmonary disorders

58 7,050,848   Tissue discrimination and applications in medical procedures

59 6,787,592   Organoclay compositions prepared from ester quats and composites based on the compositions

60 6,579,243   Catheter with thermal sensor for detection of vulnerable plaque

61 5,663,111   Organoclay compositions

62 5,591,445   Smooth muscle chemical pacemaker

63 5,498,254   Smooth muscle chemical pacemaker

64 5,383,873   Smooth muscle chemical pacemaker

65	10,413,356	System for inducing desirable temperature effects on body tissue
66	10,213,252	Inducing desirable temperature effects on body tissue
67	9,974,607	Inducing desirable temperature effects on body tissue
68	9,770,282	Apparatus and method for creating, maintaining, and controlling a virtual electrode used for the ablation of tissue
69	9,125,667	System for inducing desirable temperature effects on body tissue
70	9,113,896	Method and apparatus for creating a bi-polar virtual electrode used for the ablation of tissue
71	8,939,970	Tuned RF energy and electrical tissue characterization for selective treatment of target tissues
72	8,920,414	Tuned RF energy and electrical tissue characterization for selective treatment of target tissues
73	8,551,096	Directional delivery of energy and bioactives
75	8,364,237	Tuned RF energy for selective treatment of atheroma and other target tissues and/or structures
76	7,794,460	Method of ablating tissue
77	7,742,795	Tuned RF energy for selective treatment of atheroma and other target tissues and/or structures
78	7,699,805	Helical coil apparatus for ablation of tissue
79	7,678,111	Device and method for ablating tissue
80	7,470,272	Device and method for ablating tissue

81	7,435,250	Method and apparatus for tissue ablation
82	7,422,588	Pen-type electrosurgical instrument
83	7,364,579	Fluid-assisted electrosurgical device
84	7,309,325	Helical needle apparatus for creating a virtual electrode used for the ablation of tissue
85	7,261,711	Electrosurgical instrument
86	7,247,155	Apparatus and method for creating, maintaining, and controlling a virtual electrode used for the ablation of tissue
87	7,169,144	Apparatus and method for creating, maintaining, and controlling a virtual electrode used for the ablation of tissue
88	7,166,105	Pen-type electrosurgical instrument
89	7,156,845	Method and apparatus for creating a bi-polar virtual electrode used for the ablation of tissue
90	6,962,589	Method and apparatus for creating a bi-polar virtual electrode used for the ablation of tissue
91	6,949,098	Pen-type electrosurgical instrument
92	6,916,318	Variable length electrodes for delivery of irrigated ablation
93	6,911,019	Helical needle apparatus for creating a virtual electrode used for the ablation of tissue
94	6,858,028	Tissue sealing electrosurgery device and methods of sealing tissue
95	6,849,073	Apparatus and method for creating, maintaining, and controlling a virtual

electrode used for the ablation of tissue

96 6,776,780   Tissue sealing electrosurgery device and methods of sealing tissue

97 6,764,487   Fluid-assisted electrosurgical device

98 6,760,616   Tissue discrimination and applications in medical procedures

99 6,755,827   Tissue sealing electrosurgery device and methods of sealing tissue

100 6,736,810   Apparatus and method for creating, maintaining, and controlling a virtual

electrode used for the ablation of tissue

102 6,716,211   Medical device with porous metal element

103 6,706,039   Method and apparatus for creating a bi-polar virtual electrode used for the

ablation of tissue

104 6,663,622   Surgical devices and methods for use in tissue ablation procedures

105 6,641,604   Devices and method for manipulation of organ tissue

106 6,623,515   Straight needle apparatus for creating a virtual electrode used for the

ablation of tissue

107 6,613,048   Tissue sealing electrosurgery device and methods of sealing tissue

108 6,610,060   Tissue sealing electrosurgery device and methods of sealing tissue

109 6,585,732   Fluid-assisted electrosurgical device

110 6,558,314   Devices and method for manipulation of organ tissue

111 6,539,265   Apparatus for rf intraluminal reduction and occlusion

112 6,537,248   Helical needle apparatus for creating a virtual electrode used for the

ablation of tissue

113	6,514,214	Intravascular temperature sensor
114	6,494,902	Method for creating a virtual electrode for the ablation of tissue and for selected protection of tissue during an ablation
115	6,493,589	Methods and apparatus for treatment of pulmonary conditions
116	6,488,680	Variable length electrodes for delivery of irrigated ablation
117	6,475,216	Fluid-assisted electrocautery method
118	6,443,952	Tissue sealing electrosurgery device and methods of sealing tissue
119	6,440,130	Tissue sealing electrosurgery device and methods of sealing tissue
120	6,409,722	Apparatus and method for creating, maintaining, and controlling a virtual electrode used for the ablation of tissue
121	6,358,248	Ball point fluid-assisted electrocautery device
122	6,328,736	Fluid-assisted electrocautery device
123	6,327,505	Method and apparatus for rf intraluminal reduction and occlusion
124	6,302,903	Straight needle apparatus for creating a virtual electrode used for the ablation of tissue
125	6,238,393	Method and apparatus for creating a bi-polar virtual electrode used for the ablation of tissue
126	6,096,037	Tissue sealing electrosurgery device and methods of sealing tissue
127	6,063,081	Fluid-assisted electrocautery device
128	6,016,809	Method and apparatus for R-F ablation
129	5,980,516	Method and apparatus for R-F ablation

130 5,906,613 Method for R-F ablation

131 5,897,553 Ball point fluid-assisted electrocautery device

132 5,876,398 Method and apparatus for R-F ablation

133 5,807,395 Method and apparatus for RF ablation and hyperthermia

134 5,725,524 Apparatus for R-F ablation

135 5,609,151 Method for R-F ablation

136 5,431,649 Method and apparatus for R-F ablation

137 5,405,376 Method and apparatus for ablation

Addendum 2

Patent Applications *(not updated since 2004)*

1. 20040143259 Method and apparatus for creating a bi-polar virtual electrode used for the ablation of tissue

2. 20040138651 Pericardial maze procedure

3. 2004138521 Myocardial constraint

4. 20040111022 Intrapericardial MRI device and method

5. 20040092926 Apparatus and method for creating, maintaining, and controlling a virtual electrode used for the ablation of tissue

6. 20040073206 Surgical devices and methods for use in tissue ablation procedures

7. 20030181902 Fluid-assisted electrosurgical device

8. 20030125637 Intravascular temperature sensor

9. 20030120144 Intrapericartdial temperature measurement device and method

10. 20030073989 Apparatus and method for creating, maintaining, and controlling a virtual electrode used for the ablation of tissue

11. 20030036789 Variable length electrodes for delivery of irrigated ablation

12. 20030032955 Tissue sealing electrosurgery device and methods of sealing tissue

13. 20020183733 Helical needle apparatus for creating a virtual electrode used for the ablation of tissue

15. 20020177846 Vaporous delivery of thermal energy to tissue sites

16. 20020169446 Tissue sealing electrosurgery device and methods of sealing tissue

17. 20020161364 Tissue sealing electrosurgery device and methods of sealing tissue

18. 20020151884 Apparatus and method for creating, maintaining,k and controlling a virtual electrode used for the ablation of tissue

19. 20020143326 Surgical devices and methods for use in tissue ablation procedures

20. 20020111560 Intravascular temperature sensor

21. 20020072686 Tissue discrimination and applications in medical procedures

22. 20020058935 Method for creating a virtual electrode for the ablation of tissue and for selected protection of tissue during an ablation

23. 20020049439 Helical needle apparatus for creating a virtual electrode used for the ablation of tissue

24. 20020035387 Straight needle apparatus for creating a virtual electrode used for the ablation of tissue

25. 20020013582 Medical device with porous metal element

26. 20020010463 Fluid-assisted electrosurgical device

27. 20010051804 Fluid-assisted electrocautery device

28. 20010041921 Straight needle apparatus for creating a virtual electrode used for the ablation of tissue

29. 20010025178 Method and apparatus for creating a bi-polar virtual electrode used for the ablation of tissue

30. 20010023365 Apparatus for RF intralulminal reduction and occlusion

31. 20010047138 Catheter with thermal sensor for detection of vulnerable plaque

32. 20020072686 Tissue discrimination and applications in medical procedures

33. 20020198524 Tissue sealing electrosurgery device and methods of sealing tissue

34. 20020183733 Helical needle apparatus for creating a virtual electrode used for the ablation of tissue

35. 20020177846 Vaporous delivery of thermal energy to tissue sites

36. 20020169446 Tissue sealing electrosurgery device and methods of tissue sealing

37. 20020161364 Tissue sealing electrosurgery device and methods of sealing tissue

38. 20020151884 Apparatus and method for creating, maintaining, and controlling a virtual electrode used for the ablation of tissue

39. 20020143326 Surgical devices and methods for use in tissue ablation procedures

40. 20020111560 Intravascular temperature sensor

41. 20020013582 Medical device with porous metal element

42. 20020010463 Fluid-assisted electrosurgical device

43. 20010051804 Fluid-assisted electrocautery device

44. 20010041921 Straight needle apparatus for creating a virtual electrode used for the ablation of tissue.

45. 01927179.0-2305-US0112628 Variable length electrodes for delivery of irrigated ablation.

46. 01937512.0-2305-US0116027 Tissue discrimination and applications in medical procedures

Addendum 3

Bibliography 2004-1995 *(not updated since 2004)*

1. Evaluation of Thermal Therapy in a Prostate Cancer Model Using a Wet Electrode Saline Augmented Radiofrequency Ablation ("Wet" RF) of Human Renal Neoplasms Alters the Staining Pattern and Interpretation of Cell Type: A Phase II Study. Leveillee, Hoey, Civantos, Eldel, Wong, Ghorab, Gomez-Fernandez, Soloway, and Block. In Press. Journal of Endourology. 2004.

2. Radiofrequency Interstitial Tissue Ablation: Wet Electrode. Leveillee and Hoey. Journal of Endourology. Vol. 17, No. 8, 2003.

3. Management of Small Renal Tumors with Radiofrequency Ablation. Raj, Reddan, Hoey, and Polacik. Urology (Elsevier Scdience). 2003. Vol. 61, No. 1, p. 23-29.

4. Three Dimensional Angiographic Assessment of Renal Parenchymal Defects After Use of a Novel Radiofrequency Thermoablator: A Canine Study. Gomez-Jorge, Leveillee, Sandhu, Hoey, Patel, Casillas, and van Appledorn. World Congress of Endourology Presentation. 2003.

5. Estimation of Acute Blood Loss in the Anticoagulated Rabbit Model Using 3 Modalities of Radiofrequency Energy Ablation. Ball, Leveillee, Hoey, Patel, and Kim. The Journal of Urology. 2003, Vol. 170, p. 970-974.

6. PERSPECTIVE: Experiential Education in New Product Design and Business Development. Cardozo, Durfee, Ardichvili, Adams, Erdman, Hoey, Iaizzo, Mallick, Bar-Cohen, Beachy, Johnson. Journal of Product Innovation Management 19, 4-17, 2002.

Radiofrequency Probe. Bhowmick, Swanlund, Coad, Lullof, Hoey, Bischoff.. Journal of Endourology (Mary Ann Liebert, Inc.). 2001. Vol. 15, No. 6, P. 629-640.

7. Radiofrequency Ablation of Rabbit Kidney Using Liquid Electrode: Acute and Chronic Observations. Patel, Leveillee, Hoey et. al., Journal of Endourology, Vol. 14, 2, p. 155-59, March 2000.

8. Pressure Measurements During Injection of Corticosteroids: In Vivo Studies. Paul, Hoey, Egbert. Medical & Biological Engineering & Computing. Vol 37. p. 645-652. 1999

9. Mini-Site Laparoscopy: A New Minimally Invasive Technique in Small Animals. Patel, Leveillee, Ziais, Herron, Hoey, Hulbert. World Congress of Endourology. Abstract. 1999.

10. Radiofrequency Ablation of the Rabbity Kidney Using the Liquid Electrode4: Acute and Chronic Observations. Patel, Leveillee, Ziais, Herron, Hoey, Hulbert. World Congress of Endourology. Abstract. 1999.

11.Correlation of Interstitial Temperature Measurement to Developed Lesion Size in the Canine Prostate Using Radiofrequency Energy and the Liquid Electrode. Hoey, Dixon, Kaula, Blewett. American Urological Association. Abstract. 1999.

12. Fluoroscopic Imaging of a Liquid Electrode Created by Interstitial Electrolyte Infusion for High Power Radiofrequency Energy Application. Hoey and Paul. IEEE Engineering in Medicine and Biology, Vol. 20, No 2, p. 1064-67, 1998.

13. Interstitial Electrolyte Infusion Creates a Liquid Electrode for Controlled Application of High Power Radiofrequency Energy. Hoey and Paul. ASME-IMEC. 1998.

14. Transurethral Prostate Aablation Using The Saline-Liquid Electrode Introduced Via A Flexible Cystoscope. Hoey, Dixon, Paul. Journal of Endourology. Vol. 12, No 5, p. 461-468, October 1998.

15. Gross and Histologic Findings in the Human Prostate Using a (RFTTM) Device and Rigid Delivery System. Dixon, Hoey, Arellano, Kaula, Castillo, Leveillee, Blewett, Djavan, Marberger. The Journal of Urology. Vol. 159, No. 5, p. 267, May, 1998.1998.

16. Transurethral Prostate Ablation Using a Radiofrequency Energy-Saline Electrode Introduced Via a Flexible Cystoscope. Hoey, Dixon, Djavan, Marberger. The Journal of Urology. Vol. 159, No. 5, p. 156, May, 1998.

17. Gross and Histologic Findings in the Human Prostate Using a New Radiofrequency Treatment (RFT[TM]) device. Arellano, Dixon, Lepor, Hoey, Castillo, Blewett, Kaula.

18. Pressure Measurements During Injection of Corticosteroids: In-Vivo Studies. Paul, Hoey, Egbert. Abstract, 1998.

19. Transurethral Prostate Ablation Using a Radiofrequency Energy-Saline Electrode Introduced Via a Flexible Cystoscope. Hoey, Dixon, Djavan, Marberger. The Journal of Urology. Vol. 159, No. 5, p. 156, May, 1998.

20. Controlled Production, Placement and Visualization of Any Size Lesion in the Left Ventricle Using the Radiofrequency Screw-tip Needle and Liquid Electrode. Hoey, Mulier. PACE (Pacing and Clinical Electrophysiology). Vol. 20, No. 4, Part II, p.1052, April 1998.

21. Transurethral Prostate Ablation with Saline Electrode Allows Controlled Production of Larger Lesions than Conventional Methods. Hoey, Mulier, Leveillee, Hulbert. Journal of Endourology. Vol 11, No. 4, p. 279-284, August 1997.

22. Ex-Vivo Experiment on Radiofrequency Liver Ablation with Saline Infusion Through a Screw-Tip Cannulated Electrode. Miao, Ni, Mulier, Wang, Hoey, Mulier, Penninck, Yu, Scheerder, Baert, Marchal. Journal of Surgical Research. 71, 19-24, 1997

23. Needle Ablation of the Liver using Radiofrequency Energy and Interstitial Saline Infusion. Hoey, Mulier, Lee, Kastler. The Journal of Radiology. Vol. 205 (P), p. 705, Nov, 1997.

24. Post-Ablative Infusion Technique Permits Precise Control of Large Lesions Capable with Radiofrequency-Saline Electrode. Hoey, Mulier. PACE (Pacing and Clinical Electrophysiology). Vol. 20, No. 4, Part II, p.1202, April 1997.

25. Fluoroscopic Visualization of Ventricular Ablation After Radiofrequency Energy Application With the Saline Electrode. Hoey, Mulier. Circulation Research. Sup. 1, Vol. 96, No. 8, p. 319, Oct. 1997.

26. Transurethral Prostate Ablation Using The Saline Electrode Introduced Via A Flexible Cystoscope. Hoey, Dixon, Mulier, Stone, Blewett. Journal of Endourology. Vol 11, Supp. 1, p. 54, September, 1997.

27. Interventional Electrophysiology. Igor Singer. Book Chapter "Future Catheter Designs for Interventional Electrophysiology. p 523-529. Williams and Wilkins Publishing. January 1997.

28. Enhanced Radiofrequency Ablation of Canine Prostate Utilizing a Liquid Conductor: The Virtual Electrode. Leveillee, Hoey, Hulbert, Mulier, Lee, Jesserun. Journal of Endourology. Vol. 10, No. 1, p. 5-11 Feb. 1996.

29. Correlation Between Pre-Test Mapping With Cold Saline and Permanent Radiofrequency Ablation With Saline Electrode. Hoey and Mulier. PACE. April 1996, Vol. 19, No. 4. Part II, p.693.

30. Enhanced Radiofrequency Ablation of Canine Prostate Utilizing a Liquid Conductor: The Virtual Electrode. Leveillee, Hoey, Hulbert, Mulier, Lee and Jesserun. Jorunal of Endourology. Vol. 10, No. 1, Feb., 1996.

31. Transurethral Prostate Ablation with the Saline Electrode Allows Controlled Production of Larger Lesions than Conventional Methods. Hoey, Mulier, Leveillee, Hulbert. Journal of Endourology, November, 1996. Vol. 10, Supp. 1, S59.

32. Comparison of Impedance Gradients in Ex Vivo and In Vivo Canine Kidneys. Leveillee, Hoey, Mulier, Hulbert. Journal of Endourology, November, 1996. Vol. 10, Supp. 1, S61.

33. Radiofrequency Interstitial Renal Ablation Using a Liquid Electrolyte Conductor: An In Vivo Model. Leveillee, Hoey, Mulier, Hulbert. Journal of Endourology, November, 1996. Vol. 10, Supp. 1, S61.

34. Correlation Between Pre-Test Mapping With Cold Saline and Permanent Radiofrequency Ablation With Saline Electrode. Hoey and Mulier. Pacing and Clinical Electrophysiology, april 1996, Volume 19, No. 4, Part 2, Page 693.

35. Transurethral Prostate Ablation With The Saline Electrode Allows Controlled Production Of Larger Lesions Than Conventional Methods. Hoey, Mulier, Leveillee, Hulbert. Journal of Endourology, November 1996, Vol. 10, Supplement 1, Page S59.

36. Radiofrequency Interstitial Renal Ablation Using A Liquid Electrolyte Conductor: An In Vivo Model. Leveillee, Hoey, Mulier, Hulbert. Journal of Endourology, November 1996, Vol. 10, Supplement 1, Page S61.

37. Comparison Of Impedance Gradients In Ex Vivo And In Vivo Canine Kidneys. Leveillee, Hoey, Mulier, Hulbert. Journal of Endourology, November 1996, Vol. 10, Supplement 1, Page S61.

38. The *Virtual Electrode*: Controlled Thermo-Radioablation Using A New Radio Frequency (RF) Needle And Its Effect On Prostate Tissue. Hoey, Leveillee, Kukadia, Mulier, Pryor, Hulbert. Presented at North Central Section, American Urological Society. September 14, 1995.

39. Intramural Ablation Using Radiofrequency Energy Via Screw-Tip Catheter And Saline Electrode. Hoey, Mulier, Shake. PACE, April 1995, Vol 18, No. 4, Part II, p. 917.

40. Pre-Test Mapping with Cold Ringer's Solution Via Screw-Tip catheter Before Radiofrequency Ablation. Hoey, Mulier, Shake. Circulation. Vol. 92, Number 8, p. I-793 October 15, 1995.

41. Intramural Ablations Using Screw-Tip Catheter and Saline Electrode Produces Predictable Lesion Sizes. Hoey, Mulier, Shake. Circulation. Vol. 92, Number 8, p. I-794 October 15, 1995.

42. A new Method To Couple Radiofrequency Energy To Prostate Tissue Using electrolyte Solution To Enhance Ablation. Hoey, Leveillee, Hulbert, Mulier. Journal of Endourology, Vol. 9, Supp. 1, S125, November, 1995.

43. Improved Radiofrequency Energy Ablation Of Canine Prostate In A Chronic Model Utilizing A New Liquid Conductor: The *Virtual Electrode.* Hoey, Leveillee, Hulbert, Mulier, Lee. Journal of Endourology, Vol. 9, Supp. 1, S55, November, 1995.

Addendum 4

Companies Founded

Corsa Medical, Nebula Medical, NxThera Medical, Fraqtal Medical, Aegea Medical, Uptake Medical, Varix Medical, Ventruix Surgical, Tsunami MedTech LLC, Qnova Medical, Ontek Inc.

Technology Licensed/Assigned

Medtronic, United States Surgical, Tissue Link (Salient Technologies), NuVasive, Comedicus, Minnow Medical (Vessix), Innovative Spinal Technologies (IST), Iotek, Ontek Inc., Agricultural Solutions Inc. (ASI), Uptake Medical, Aegea Medical, Varix Surgical, Venturix Surgical, Enova Medical, Fraqtal Medical, PhaseMedica, Nebula Medical, Corsa Medical

Companies Consulted For

Medtronic, United States Surgical Corporation, Tissue Link (Salient Surgical), NuVasive, Iotek, Immunolytics, Minnow Medical (Vessix Vascular), Innovative Spinal Technologies, Comedicus, Agricultural Solutions Inc., Enova Medical, West Publishing